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                      SOUTHERN OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7





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                      SOUTHERN OHIO COAL COMPANY
                          STATEMENT OF INCOME
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES - Sales to Parent                       $55,096

COST OF OPERATION                                           52,709

OPERATING INCOME                                             2,387

INTEREST CHARGES                                             1,098

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                 1,289

FEDERAL INCOME TAXES ON OPERATIONS                             217

NET INCOME FROM OPERATIONS                                   1,072

NONOPERATING LOSS                                             (665)

NET INCOME                                                 $   407



                    STATEMENT OF RETAINED EARNINGS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $23,699

NET INCOME                                                     407

CASH DIVIDENDS DECLARED                                        771

BALANCE AT END OF PERIOD                                   $23,335


The common stock of the Company is wholly owned by Ohio Power Company.

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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         September 30,
                                                             1997
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $380,916
  Construction Work in Progress                                 806
         Total Mining Plant                                 381,722
  Accumulated Depreciation and Amortization                 214,124

         NET MINING PLANT                                   167,598

OTHER PROPERTY AND INVESTMENTS                               62,254

CURRENT ASSETS:
  Cash and Cash Equivalents                                  22,468
  Accounts Receivable:
    General                                                   5,254
    Insurance                                                13,011
    Affiliated Companies                                     11,984
  Coal                                                          544
  Materials and Supplies                                      9,995
  Other                                                         439

         TOTAL CURRENT ASSETS                                63,695

REGULATORY ASSETS                                            46,632

DEFERRED CHARGES                                              4,841

           TOTAL                                           $345,020


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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                        September 30,
                                                            1997
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    9,996
  Other Paid-in Capital                                     34,693
  Retained Earnings                                         23,335

         TOTAL SHAREHOLDER'S EQUITY                         68,029

LONG-TERM DEBT:
  Notes Payable                                             45,000
  Finance Obligations                                       37,675

         TOTAL LONG-TERM DEBT                               82,675

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                          34,172
  Operating Reserves                                        57,998

         TOTAL OTHER NONCURRENT LIABILITIES                 92,170

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        26,689
  Accounts Payable:
    General                                                  3,485
    Affiliated Companies                                     2,797
  Taxes Accrued                                              1,490
  Accrued Vacation Pay                                       3,096
  Workers' Compensation Claims                               9,417
  Accrued Rent                                               4,194
  Obligations Under Capital Leases                          13,300
  Other                                                      4,610

         TOTAL CURRENT LIABILITIES                          69,078

DEFERRED INCOME TAXES                                       30,731

DEFERRED CREDITS                                             2,337

           TOTAL                                          $345,020


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                      SOUTHERN OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.


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                      SOUTHERN OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997
                    (in thousands, except as noted)
                                                                                               July through
                                                                                                 September
                                                                                                    1997
I. Calculation of Cost-of-Capital Compensation:
     A. Equity Investment at Beginning of Period:
          Common Stock                                                                           $       5
          Premium on Common Stock                                                                    9,996
          Other Paid-in Capital                                                                     34,693
                                                                                                    44,694
     B. Rate of Return Allowable per HCAR No. 26573, 10.29% per annum, 2.5725% per quarter         .025725

     C. Earnings Allowable on Equity Investment
          1. Current Quarter                                                                     $   1,150
          2. Year-to-Date                                                                        $   6,268

     D. Net Income per Statement of Income (a)                                                   $     407
         Add: Interest Charges                                                                       1,098
         Less: Nonoperating Loss                                                                      (665)

     E. Applied Cost-of-Capital Billing Adder:
         1. Current Quarter                                                                      $   2,170
         2. Year-to-Date                                                                         $   7,574

II.  Coal Billing Calculation - Meigs Division:
     A. Total Operating Expenses (b)                                                             $  52,926

     B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                         2,170

     C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                           $  55,096

     D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                         1,635,883

     E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                   $   33.68

(a) The Company sold its Martinka mining division  and most of  the Martinka  related  coal reserves  to an unaffiliated company.  No return on equity investment associated with these operations  has been billed since the division ceased mining coal effective July 1, 1992.  All results associated with the Martinka division since  then are  billed to  the Parent  Company, Ohio  Power Company, eliminating any earnings effect to the Company.
(b) As represented by "Cost of Operation" plus "Federal  Income Taxes  On Operations" reported in Statement of Income.

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                      SOUTHERN OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997


                                                       (in thousands)

Direct Labor-UMW*                                         $  1,646
Indirect Labor-UMW*                                          5,535
Benefits-UMW*                                                3,321
Salaries and Benefits-Nonunion                               4,720
Operating Supplies                                           2,996
Repair Parts and Materials                                   6,518
Electricity and Other Utilities                              1,677
Outside Services-Maintenance, Haulage and Reclamation        3,535
Taxes Other Than Federal Income Taxes**                      2,999
Rental of Equipment                                          6,607
Depreciation, Depletion and Amortization                     5,507
Mining Cost Normalization***                                   697
Reclamation                                                  1,936
Other Production Costs                                       4,437

Subtotal                                                    52,131

Transfers of Production Costs (to)/from Coal Inventory         578

          Total                                            $52,709

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the remainder of the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                      SOUTHERN OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                           September 30, 1997
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                       $  7,412   $   -      $  7,412

Mining Structures and Equipment      235,967    145,784     90,183

Coal Interests (net of depletion)      3,388       -         3,388

Mine Development Costs               134,149     68,340     65,809

    Total Mining Plant
      in Service                    $380,916   $214,124   $166,792